Iroquois Gas Transmission System L.P.            One Corporate Drive, Suite 600
                                                 Shelton, Connecticut  06484


August 11, 2005


Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:   Iroquois Gas Transmission System
                        Form 10-K for the year ended December 31, 2004 Filed March 31, 2005
                        File No. 333-42578


Dear Mr. Owings:

On behalf of Iroquois Gas Transmission System, L.P. (the "Company"), set forth below are the comments of the staff of the Securities and Exchange Commission (the "Commission") received in your letter dated July 14, 2005 relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 333-42578), filed on March 29, 2005 (the "Form 10-K"). Each comment is followed by the Company's response to that comment.

By its responses herein, the Company believes that it has addressed all of the comments of the staff of the Commission. The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Responses to Comment Letter

Item 1. Business
----------------

The Partnership is dependent on the performance of its shippers, page 14
------------------------------------------------------------------------

1. You indicate that certain shippers are entitled to reservation charge credits. Provide to us the amount of such credits that were passed back to shippers over the past three years. Furthermore, explain to us how you account for such credits.

Firm service customers are responsible for payment of contracted demand charges regardless of whether such services are utilized, including as a result of a force majeure event that restricts delivery. However, the Company has a Business Interruption Insurance Policy and in the 1996 rate case settlement with the Company's customers, the Company agreed to refund or credit customers for demand charges paid for firm service reservation fees to the extent that the Company received payment through an insurance claim for a service disruption. This language is incorporated into the tariff and was disclosed in the Company's 2004 Form 10-K. If this type of situation arose the customer would be responsible for payment of the demand charges and the Company would proportionately distribute any applicable insurance proceeds received. No reservation charge refunds or credits to the Company's customers have ever been made since there has never been an occasion to make a claim


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against the Business Interruption Insurance Policy. In future filings the
Company will expand the narrative with respect to this matter to indicate that this situation has never arisen.

Item 3. Legal Proceedings
-------------------------

Eastchester Contractor Litigation Settlement, page 21
-----------------------------------------------------

2. Explain to us why you believe it is appropriate to capitalize costs associated with contract disputes. Also, please indicate to us the amount of the settlement, and associated recoveries. Finally explain to us if you consider this a type one, or type two subsequent event.

On March 11, 2005, the Company, Horizon Offshore Contractors, Inc. ("Horizon") and its subcontractors reached an agreement resolving the claims and counterclaims made in various proceedings which collectively are referred to as the Eastchester Contract Suits. The Horizon settlement is one component of the overall transaction which also includes the settlement of certain related insurance claims. At the time of filing the 2004 Form 10-K the status of the two outstanding insurance claims against the Builder's Risk Policy pertaining to Eastchester construction was still unknown. The claims will not be fully settled until August 12, 2005. Consequently the Company, for purposes of reporting the matter in its 2004 Form 10-K, considered this a Type Two Subsequent Event and reported all known information available at the filing date.

The Horizon portion of the agreement entailed the payment of $21.5 million to Horizon and its subcontractors on March 11, 2005. It was also agreed as a component of such settlement that the proceeds, if any, of the outstanding Builder's Risk Insurance Claims would be paid exclusively to the Company. The Builder's Risk Claims arose from two construction incidents. The first relates to a Horizontal Directional Drill that failed. The claim was eventually settled in April 2005 for net proceeds of $4.5 million ($6.5 million less a $2.0 million deductible). For the preparation of the Form 10-Q for the first quarter of 2005, the $21.5 million Horizon settlement was booked ($21.5 million credit to cash, $7.5 million debit to current liabilities (construction retainage) earlier charged to capital assets, with a further $14.0 million debit to capital assets). At the same time $4.5 million was treated as a pending insurance receivable with a corresponding credit to capital assets. The funds for the first insurance claim were actually received as follows: April 5, 2005 - $900,000, April 8, 2005 - $450,000, April 12, 2005 - $450,000, April 14, 2005 -
$1,575,000, April 19, 2005 - $1,125,000. Since the resolution of the second insurance claim, which relates to a section of the Eastchester pipe that became imbedded and had to be removed / repaired, was uncertain at the time of filing the Form 10-Q for the first quarter of 2005, the Company concluded that this was a Type Two Subsequent Event and did not accrue for the possible second insurance claim since the amount and probability of the claim was still unknown, but the Company did disclose all information that was known at the filing date.

In early July 2005 the Company was advised by its Insurance Brokers that it would receive $8.5 million ($10.5 million less $2.0 million deductible) by the end of July 2005 for the second Builder's Risk Insurance Claim (in fact the Insurance Broker recently advised that the full settlement will be received August 12, 2005). The $8.5 million will be accounted for as a pending insurance receivable and a credit to the Eastchester capital costs for the preparation of the Form 10-Q for the second quarter of 2005. The Company considers this event to be a Type One Subsequent Event for the Form 10-Q for the second quarter of 2005.

The Company believes that it is appropriate to capitalize the costs associated with contractor disputes, related to the Eastchester construction, as these expenditures relate to two items: (1) actual work that was performed but the fair value of this work must be determined through negotiation, (2) legal fees which, except as discussed below, are valid expenditures associated with the assets created and consequently it is common to include this type of cost in the Company's rate base which is generally recoverable through cost based transportation rates approved by the Federal Energy Regulatory Commission
(FERC). SFAS 71, paragraph 9, provides "...An enterprise shall capitalize all or part of an incurred cost(5) that would otherwise be charged to expense if both the following criteria are met:


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     a.  It is probable(6) that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for rate-making purposes.

     b. Based on available evidence, the future revenue will be provided to permit the recovery of the previously incurred cost...incurred cost."

With respect to the Eastchester project, legal expenses associated with that project, with an exception noted below, are included in the settlement rates approved by the FERC on July 1, 2004 for service through such facilities. Consequently the criteria noted in SFAS 71, paragraph 9 has been met. The exception to the usual capitalization of legal fees arises from a provision in the July 1, 2004 FERC approved settlement. That provision specifically requires that any legal fees incurred after June 30, 2004 associated with then outstanding Eastchester construction incidents be excluded from rate recovery. As a result any such legal fees incurred after June 30, 2004 are expensed and reflected in the 2004 Income Statement.


FAS 71, Footnote 5--An incurred cost is "a cost arising from cash paid out or an obligation to pay for an acquired asset or service, a loss from any cause that has been sustained and has been or must be paid for" (Eric L. Kohler, A Dictionary for Accountants, 5th ed.[ Englewood Cliffs, N.J.: Prentice-Hall, Inc.,1975],p.253).

FAS 71, Footnote 6--The term probable is used in this statement with its usual general meaning, rather than in a specific technical sense, and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved (Webster's New World Dictionary of the American Language, 2nd. College ed.[ New York and Cleveland: World Publishing Company, 1972Prentice-Hall, Inc.,1975],p.253).

Item 7. Management's Discussion and Results of Operations, page 31
------------------------------------------------------------------

3. We note that you changed your method of recognizing property tax expense, and recognized a positive cumulative income effect in 2003. Please confirm to us that you have filed a preferability letter from your external auditors as an exhibit to your Form 10-K filing.


The Company did change its method of accounting for property taxes in 2003 to provide a better matching of property tax expense with the receipt of services provided by the municipalities. Previously, the Company accrued property taxes based on estimated assessments beginning on the lien date (method D under Accounting Research Bulletin (ARB) 43 Chapter 10, paragraph 2). According to ARB 43, Chapter 10A, Paragraph 4, "the general rule is that property taxes accrue on the date they are assessed". However, according to ARB 43, Chapter 10, Paragraph 14, "the basis considered most acceptable is the monthly accrual on the taxpayer's books during the fiscal period of the taxing authority for which the taxes are levied". The Company's change in taxes was to move to this most acceptable method. This change was discussed with the Company's external auditors. From a balance sheet perspective, the cumulative change was not material to the Company's financial position and had no impact on the Company's Statement of Cash Flows. Given the nature of the adjustment (a timing issue), as well as the explicit guidance under ARB 43 which states that the method the Company has changed to for purposes of recognizing property tax expense is preferable, it was concluded that a preferability letter was not necessary.

Item 10. Directors and Executive Officers of the Partnership, page 39
---------------------------------------------------------------------

4. In future filings, furnish the information required by Item 401 of Regulation S-K. In this regard, disclose whether you have an audit committee financial expert, or the reasons why not.

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In future filings the Company will furnish the information required by Item 401 of Regulation S-K and disclose that it does have an audit committee financial expert. The current audit committee financial expert is Mr. Lee Hobbs, Vice President & Controller, TransCanada PipeLines, who serves as Audit Committee Chairman.


Consolidated Statements of Income, page F-3
-------------------------------------------

5. In future filings, please report other income and expense gross, if material, as net presentation is not appropriate.


In future filings other income and expense will be reported as a gross amount.


6. Please reconcile the provision of income taxes of $21,435 for the year-ended December 31, 2003 to the amount reported on the Statement of Changes in Partners' Equity of $23,916 for such period.


The Consolidated Statement of Income for the year ended December 31, 2003 includes an amount related to the cumulative effect of a change in accounting principle, of $3,715, presented net of tax. The pretax and tax amounts related to that cumulative change in accounting principle are $6,196 and $2,481, respectively.

The provision for income taxes shown on the Statement of Income for the year ended December 31, 2003 is $21,435. The amount shown on the Statement of Changes in Partners' Equity as Taxes Payable by Partners represents that total of that provision plus the taxes associated with the cumulative effect of a change in accounting principle of $2,481, resulting in the total of $23,916.


Note 6. Commitments and Contingencies - Income Taxes, page F-27
---------------------------------------------------------------

7. Please reconcile your changes in the current and deferred income taxes to the changes reported on your consolidated balance sheets. In this regard, the change in regulatory assets-income tax related was $275 from 2003 to 2004. Furthermore, the net change of the amounts generated by the partnership and the taxes payable by the partners equals $275. A listing of the journal entries would facilitate our review. Also, help us understand why you are increasing partners' equity for the taxes payable.


The Company has re-examined its presentation of a provision for income tax on the income statement and corresponding presentation of amounts equivalent to deferred income taxes on the balance sheet and after discussion with it's external auditors concluded that this presentation is not appropriate for a partnership. Accordingly the Company will issue a Form 8-K acknowledging this deficiency and the need to restate prior reports.

The following would have been the Company's response had the reassessment of the method of presentation not been concluded as noted above. The Company, as an interstate natural gas pipeline, is regulated by the FERC including the approval of transportations rates. Inherent in the transportation rates approved is a component that provides for the collection of income taxes with this amount included in the revenues provided by the customers. Although the Company is a partnership and the actual payment of income taxes is the responsibility of partners, the Company does calculate a provision for income taxes (on a stand alone corporate basis) and reports this information to the FERC. The Company presents such income tax provision calculations in its income statement to provide a matching of this cost to revenue received. The Company also records taxes payable by the partners


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and deferred tax amounts for informational purposes on the Company's Balance
Sheet. These amounts are reflected under the heading "Amounts Equivalent to Deferred Income Taxes". The net deferred income tax shown on the Balance Sheet relates to the regulatory treatment of the allowance for funds during construction (AFUDC).

Under SFAS 109, paragraph 29 the Company recognizes deferred taxes related to equity (AFUDC) and deferred taxes related to tax rate changes which are associated with items that have not yet been recovered from ratepayers, but will be in future years. SFAS 109, paragraph 29 provides that a regulatory asset be established when it is probable that the taxes will be recovered from customers in the future.

In this regard, the change in regulatory assets-income tax related of $275 from 2003 to 2004 was made up of the following:

Change in deferred taxes related to equity AFUDC                 $  300
Change in deferred taxes related to tax rate changes                (25)
                                                                 ------
                  Total change                                   $  275

Change in deferred taxes related to other
         comprehensive income                                    $  956
                                                                 ------

Total Change in Amounts Equivalent to Deferred Income
         Taxes on Balance Sheet                                  $1,231
                                                                 ------

The journal entries that are recorded are as follows:

For the normal tax provision related to monthly earnings:
---------------------------------------------------------

Dr. Provision for Income Taxes (Current and Deferred Expense)
Cr. Taxes Payable by Partners (Balance Sheet)
         To record the monthly provision for taxes.

Dr. Taxes Payable by Partners (Offset) (Balance Sheet)
Cr. Partners' Equity (Balance Sheet)
         To restore the partners' equity account to a "pretax" basis

For the Equity AFUDC and Tax Rate Change:
-----------------------------------------

Dr. Regulatory Asset (Balance Sheet)
Cr. Amounts Equivalent to Deferred Taxes (Balance Sheet)

The above noted entries for the provision for income tax and amounts equivalent to deferred income taxes are made to provide information with respect to income taxes collected through FERC approved transportation rates and the income taxes payable estimated as a result of the actual pre-tax income. As noted earlier, the actual income taxes are the responsibility of the partners. The total of the provision for income taxes plus the net income after the income tax provision is added to partner's equity. Actual payment of income taxes by the partner depends on the individual partner's circumstances. Cash to pay actual income taxes by the partners may be sourced by a cash distribution by the Company or it may be provided by the partner's resources. The partner's equity for the reporting period is calculated as follows:

Opening Balance
Add cash partner contribution for period*
Add Provision for Income Tax for period
Add Net Income after Provision for Income Tax for period
Less cash distributions / dividends paid to partners during period**


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Equals net partners equity at end of period

     * Cash contribution received from partner involves the following entry:
     Dr. Cash (for amount of contribution)
     Cr. Partners Equity (for amount of contribution)

     ** Cash distributions / dividends paid to partners involves the following entry:
     Dr. Partners Equity (for amount of distribution)
     Cr. Cash (for amount of distribution)




If you have any questions regarding the responses, please direct them to the undersigned or telephone 203-925-7279.


Very truly yours,




By: / s / Paul Bailey
Name: Paul Bailey
Title: Vice President & Chief Financial Officer